July 27, 2007
Via Edgar Transmission
And Via Federal Express
Elaine Wolff, Esq.
Duc Dang, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Mail Stop 4561
Washington, D.C. 20549-7010
Re:      Grubb & Ellis Realty Advisors, Inc. (the “Company”)
Amendment No. 1 to Proxy Statement on Form 14A
File No. 001-32753 (“Amendment No. 1”)
Dear Ms. Wolff and Mr. Dang:
     On behalf of the Company, this letter, along with revised copies of the Company’s Amendment No. 1 to its Proxy Statement on Form 14A and Exhibits thereto (the “Proxy Statement”), are being filed on behalf of the Company with the United States Securities and Exchange Commission (the “Commission”) in response to the letter of comment from the staff of the Commission (the “Staff”) dated July 13, 2007. Unless otherwise set forth herein to the contrary, all capitalized terms in this letter shall have the same meaning as ascribed to them in the Proxy Statement. All page references in the responses set forth below refer to the versions of the Proxy Statement that is marked to show changes from the initial version filed with the Commission on June 18, 2007. In addition, accompanying the non-electronic version of this letter are (i) six (6) courtesy copies of the Proxy Statement, three of which are marked to show changes from the Proxy Statement on Form 14-A filed on June 18, 2007.
     Specifically, on behalf of the Company please be advised of the following:
General
1.	Please revise to disclose the amount in the trust account, the conversion amount, and the market prices as of a recent date in your amendments.

Elaine Wolff, Esq.
Duc Dang, Esq.
United States Securities and Exchange Commission
July 27, 2007

Please be advised that disclosure on pages 17, 22 and 141 of the Proxy Statement has been updated to reflect the amount of funds in the trust account and the conversion amount as of June 30, 2007 and the market price of the Company’s common stock as of July 24, 2007 respectively.

2.	Please provide Item 303 of Regulation S-K disclosure for the assets being acquired or advise.

As the proposed business combination is an acquisition of real estate properties rather than an operating business, the Company believes that providing the disclosure contemplated by Item 303 of Regulation S-K would not be meaningful to stockholders and would not further enhance their knowledge and understanding of the real estate assets to be acquired upon the consummation of the business combination. In accordance with Rule 3-14 of Regulation S-X, the Company has included audited statements of revenues and certain expenses for such properties for the most recent fiscal year and unaudited stub period financial information that the Company believes provides stockholders with sufficient and appropriate historical information regarding the operations of the respective properties. Consequently, the Company respectfully submits that this historical financial information combined with the pro forma financial statements and other discussions and disclosures regarding the real estate assets are sufficient to enable stockholders to make an informed decision regarding the proposed business combination.

3.	In the appropriate section, please revise to discuss your actual business going forward, post business combination. We note disclosure throughout the document about the services that will be performed by GBE and its affiliates; however, it is not clear what you, GERA, will be responsible for. Revise to discuss your plan of operations post business combination and clarify what “day to day” services are being provided by GBE and its affiliates. For instance, you disclose that GEMS has a management agreement with you. Clarify what that entails.

Please be advised that on pages 115 and 131 of the Proxy Statement under the Sections entitled “Business of the Company Upon Completion of the Business Combination” and “Management of the Company Subsequent to a Business Combination”, respectively (both Sections being newly added Sections to the Proxy Statement), disclosure has been added noting that upon consummation of the business combination, the Company presently intends to own and operate the three properties as well as continue to look for other properties to acquire to add to its portfolio. Such disclosure also notes that upon the closing of the business combination, the Company will continue to be externally managed by Grubb & Ellis Company (“GBE”) on the same terms and conditions as it is currently externally managing the Company. In addition, each of the Services Agreement, Property Management Agreement and Project

Elaine Wolff, Esq.
Duc Dang, Esq.
United States Securities and Exchange Commission
July 27, 2007

Management Agreement will remain in full force and effect, and fuller descriptions of all three of these agreements is included in this disclosure or elsewhere in the Proxy Statement.
Summary of the Material Terms of the Acquisition, page 9
4.	Please revise to disclose that GBE purchased the Properties for an aggregate amount of $127.45 and to quantify the aggregate consideration GERA is obligated to pay to date for the Properties, including all fees in connection with the purchase. Further, please explain how you arrived at the preliminary price of $42,738,708 with outstanding mortgage loans on the Properties of approximately $120 million. In this connection, please quantify all known expenses to date, including expenses associated with the evaluation, acquisition, financing and operation of the Properties.

Please be advised that the disclosure starting with the last bullet point on the bottom of page 9 and continuing onto page 10 of the Proxy Statement has been revised to quantify the aggregate consideration the Company would be obligated to pay as of July 15, 2007 with respect to the three properties, including all fees in connection with the purchase thereof. Explanation of the preliminary purchase price and outstanding mortgage loans has been added to this disclosure and all known expenses incurred through July 15, 2007, including expenses associated with the evaluation, acquisition, financing and operation of the properties has also been quantified and identified as such.

5.	We note your disclosure that the mortgage loans were used, among other things, to finance the purchase of the Danbury Property. Please revise to disclose the balance remaining on such loans and the amount of the mortgage to which each property is subject.

Please be advised that disclosure has been added to page 9 of the Proxy Statement noting the balance remaining on the mortgage loans used to finance the purchase of the Danbury Property and the amount of mortgage to which each of the Properties is subject.

6.	Further, we note that the loans were used to reduce GBE’s equity in the Properties. Please revise to quantify the amount used to reduce GBE’s equity in the Properties and the amount of GBE’s current equity investment in each property.

Please be advised that disclosure has been added to page 9 of the Proxy Statement quantifying the amount of the loans that were used to reduce GBE’s equity in

Elaine Wolff, Esq.
Duc Dang, Esq.
United States Securities and Exchange Commission
July 27, 2007

the three properties and the current amount of GBE’s equity investment in each of the three properties.

7.	Please revise to include disclosure that the seller of the Danbury Property will pay or has paid GBE 1% of the purchase price. In addition, please revise to explain the business reasons for this arrangement and whether this was taken into account by the financial advisor in connection with its opinion as to the fairness of the transaction to GERA from a financial point of view.

Please note that disclosure has been added to page 11 of the Proxy Statement noting that GBE has received from the seller of the Danbury Property a fee of one percent (1%) of the purchase price paid by GBE in connection with its acquisition thereof. In addition, the Company has revised the Proxy Statement on page 11 to provide the business reasons for this arrangement. In response to the Staff’s comment, the Company has also confirmed with PJSC that it took into account the fee paid to GBE by the seller of the Danbury Property in connection with rendering the fairness opinion to the special committee, and the Company has added disclosure on page 11 of the Proxy Statement with respect to the foregoing.
Questions and Answers, page 11
Do I have conversion rights, page 12
8.	We note the disclosure that your holders will receive at least the conversion amount if you had to liquidate. Please advise us of the basis for the noted disclosure.

Please note that the disclosure on page 13 of the Proxy Statement has been revised to verify that holders upon a liquidation of the Company will receive their pro rata distribution of funds held in trust, and the concept of “....at least....” the conversion amount has been deleted.
Summary of the Proxy Statement, page 16
9.	It is not clear from the disclosure here how the merger agreement among GBE, NNN Realty Advisors and B/C Realty Advisors is relevant to you. Please revise to clarify here why you have included that disclosure.

Please be advised that the discussion of the merger agreement among GBE, NNN Realty Advisors and B/C Realty Advisors has been moved to page 120 of the Proxy

Elaine Wolff, Esq.
Duc Dang, Esq.
United States Securities and Exchange Commission
July 27, 2007

Statement. The discussion has also been revised to disclose that this merger will not impact the proposed business combination or in any way impact either the Services Agreement, the Property Management Agreement or the Project Management Agreement, so as to make this disclosure relevant to the stockholders of the Company.

10.	As disclosed on page 52 of your IPO prospectus, the fair market value of the target “will be determined by [your] board of directors based upon standards generally accepted....” Please revise here to quantify the value determined by your board.

Please be advised that disclosure on page 63 of the Proxy Statement has been revised to address the Staff’s comment.

11.	In discussing the interest of the insiders, please revise to disclose the per share purchase price for the pre IPO shares. Also, please revise to include disclosure concerning the target properties themselves since GBE would retain ownership of those properties if the business combination fails.

Please note that the disclosure on page 20 of the Proxy Statement has been revised to indicate the per share purchase price for the pre-IPO shares. Also please be advised that the occupancy rates regarding the target properties has been updated on pages 121 and 122 of the Proxy Statement, although no reference has been made regarding GBE’s retention of the ownership of the target properties in the event the business combination is not approved by the Company’s stockholders, as the Company respectfully submits that the fact of GBE’s retention of ownership in such circumstance is not material to the stockholders of the Company.

12.	We note the disclosure on page 23 that the monthly fee to be paid to GEMS will be determined by mutual agreement. Please revise the appropriate section to clarify how the fee will be mutually agreed upon. Discuss the factors that will be considered.

Please be advised that the disclosure on pages 24 and 136 of the Proxy Statement has been revised to provide that the monthly fees to be paid to GEMS by the Company shall be

Elaine Wolff, Esq.
Duc Dang, Esq.
United States Securities and Exchange Commission
July 27, 2007

subject to the approval of a majority of the independent members of the board of directors of the Company. Representative examples of the factors that will be considered by the independent directors are also included in this revised disclosure.

13.	Please revise to provide a cross reference to the location of the disclosure that elaborates on the “master agreement” and “project management services.” Such disclosure should clarify the reference to projects.

Please note that a cross reference to the location of disclosure regarding the Master Agreement and the Project Management Services Agreement has been added to page 24 of the Proxy Statement and the disclosure with respect to these projects has been clarified.

14.	In the second bullet point on page 23, we note that Mark Chrisman will receive $250,000 worth of your securities if the business combination is consummated and he remains with either you or GBE. Please revise to clarify if Mr. Chrisman will be providing you with services during those years.

Please note that the disclosure on pages 24 and 130 of the Proxy Statement has been revised to clarify that in the event that Mr. Chrisman remains employed by the Company or GBE, he is expected to continue to provide services to the Company.

15.	Please revise to quantify the commission GBE is entitled to under the “exclusive agency agreement” disclosed on pages 23 and 24.

Please note that pages 25, 136 and 137 of the Proxy Statement have been revised to quantify the commission to which GBE is entitled under the exclusive agency agreement.

16.	Please revise to eliminate the repetition in the first full bullet point on page 23 and 24.

Please be advised that the Company does not believe that the first bullet point on page 23 of the Proxy Statement is repetitious and as a result no revision thereto has been made. The first bullet point on page 24 of the Proxy Statement describes the agreements the Company has in place with GBE and GEMS, whereas the first bullet point on page 26 of the Proxy Statement describes the agreements the SPEs have in place with GBE and GEMS.
Selected Historical Financial Information, page 28

Elaine Wolff, Esq.
Duc Dang, Esq.
United States Securities and Exchange Commission
July 27, 2007

17.	We note that the balance sheet data on page 29 should represent cash and cash equivalents/investments held in trust. Yet based on the historical balance sheet information included elsewhere in your proxy, it appears these amounts only include investments held in trust. Please revise to correct the discrepancy.

The Company has revised the line item of the balance sheet data on page 31 of the Proxy Statement to read “Cash, cash equivalents and investments held in trust.” The amounts represented on this line are intended only to be amounts held in the Trust Account and not cash and cash equivalents outside of the Trust Account. During the periods presented, the amounts in the Trust Account have been held in cash, cash equivalents and/or invested in U.S. Treasury securities with a maturity of greater than 90 days.
Risk Factors, page 33
18.	Please revise to discus the risks of approving the transaction, including:
•	Conflicts of interests as a result of related party transactions entered into, and to be entered into, in connection with the acquisition of the Properties, and

•	Conflict of interest as a result of the fact that GBE will suffer a loss of its initial $2.5 million investment in GERA if this transaction or an alternative business transaction is not approved by September 3, 2007.
Please be advised that the Company respectfully submits that in light of the Company’s recent board resolution and amendment to its by-laws described on page 76 of the Proxy Statement, the potential for these types of conflicts of interest have been effectively eliminated. In addition, with respect to the second bullet point above, as the Company has now executed a definitive agreement with respect to the business combination, that it has until March 3, 2008 to complete the proposed business combination.

19.	Please revise to discuss the risks regarding the conflicts of interests of the GERA directors if the transaction is approved.

As discussed in response to the Staff’s comment #18 directly above, the Company respectfully submits that in light of the Company’s recent board resolution and amendment to its by-laws described on page 76 of the Proxy Statement, the potential for this type of conflict of interest has been effectively eliminated.
Rising operating expense and decrease in rents at our properties..., page 35

Elaine Wolff, Esq.
Duc Dang, Esq.
United States Securities and Exchange Commission
July 27, 2007

20.	Please revise this risk factor to make it more specific to you if possible. For instance, clarify if the properties have been experiencing rising operating expenses and decreasing rents.

Please be advised that the second sentence of this risk factor which is now on page 37 of the Proxy Statement has been revised to make it more specific to the Company.
Conversion Rights, page 47
21.	We note the disclosure that shareholders have to “tender [their] stock certificate...prior to the special meeting.” Please revise to clarify how shareholders will vote such shares in the special meeting if they no longer hold such shares, in street name or otherwise.

Please be advised that the disclosure on pages 13, 14, 22, 23, 49 and 50 of the Proxy Statement has been revised to eliminate the requirement that the certificates be tendered before the meeting.

22.	Please revise to disclose the rationale for requiring the tendering before the meeting when the conversion is predicated on the merger getting approved, which may not occur.

Please be advised that the disclosure on pages 13, 14, 22, 23, 49 and 50 of the Proxy Statement has been revised to eliminate the requirement that the certificates be tendered before the meeting.

23.	Please revise to clearly disclose the minimum amount of time that will [be] provided to shareholders to tender their shares for the conversion rights. It would appear that shareholders who may want to convert have less time to make their investment decisions. Please clarify such.

Please note that as stockholders wishing to exercise their conversion rights no longer have to tender their shares until after the meeting. Disclosure has been added to pages 13, 14, 22, 23, 49 and 50 of the Proxy Statement noting that, among other things, stockholders who wish to tender their shares to exercise conversion rights should deliver their shares to the transfer agent (physically or electronically) within the period specified in a notice the Company will send to them, which period will be not less than 20 days from the date of such notice.

Elaine Wolff, Esq.
Duc Dang, Esq.
United States Securities and Exchange Commission
July 27, 2007

24.	Please revise to provide a step by step procedure, including the timing of the tendering of shares.

Please be advised that disclosure has been added to pages 13, 14, 22, 23, 49 and 50 of the Proxy Statement providing a step by step procedure with respect to the conversion rights, including the timing of the tendering of stock certificates.

25.	Please revise to clearly discuss the costs associated with obtaining physical possession of the stock certificates by shareholders who hold their shares in street name. If possible please revise to disclose the percentage of your shares that are held in street name.

Please be advised that disclosure has been added to the Proxy Statement on pages 47, 48 and 49 with respect to the costs associated with obtaining physical possession of the stock certificates by stockholders who hold their shares in street name. In addition, disclosure has also been added to page 142 of the Proxy Statement noting that approximately 80.3% of the Company’s shares are held in street name.

26.	Also in the appropriate section, please revise to discuss the timing involved with the return of their shares if the transaction is not approved.

Please be advised that as the stockholders are no longer required to tender their certificates prior to the meeting, such disclosure is no longer necessary.
Background of the Acquisition, page 49
27.	We note that it was at the January 16, 2007 meeting that the idea of acquiring a property through GBE was introduced. Please revise to discuss your activities from the date of your initial public offering until January of 2007.

Please be advised that disclosure has been added on pages 51, 52 and 53 of the Proxy Statement to discuss the activities of the Company from the date of its IPO until January of 2007.

28.	Please revise to disclose when GBE first became aware of the three properties and how GBE because aware of those properties.

Please be advised that disclosure has been added to pages 51, 52 and 53 of the Proxy Statement to discuss when and how GBE became aware of the three properties.

Elaine Wolff, Esq.
Duc Dang, Esq.
United States Securities and Exchange Commission
July 27, 2007

29.	Please revise to provide a more detailed timeline here about the acquisition of the three properties by GBE and discuss the expenses and cost incurred by GBE in those transactions.

Please be advised that disclosure has been added to pages 51, 52, and 53 of the Proxy Statement which provides a more detailed timeline regarding the acquisition of the three properties by GBE. In addition, an expanded and updated discussion of the expenses and costs incurred by GBE in connection therewith has been added to page 10 of the Proxy Statement.
The Special Committee’s Reasons for the Recommendation, page 54
30.	Please revise the description of the May 14, 2007 call to discuss the issues regarding the computation of the purchase price.

Please be advised that the description of the May 14, 2007 call has been revised on page 57 of the Proxy Statement to address the Staff’s comment.

31.	We note the reference to the Class B and Class A properties. Please revise to explain the class references.

Please be advised that disclosure has been added on page 60 of the Proxy Statement explaining the meaning of Class A and Class B properties.

32.	Please provide us with the source that is the basis for the occupancy rates disclosed on page 55.

Please be advised that disclosure has been added on page 60 of the Proxy Statement indicating the source that is the basis for the occupancy rates disclosed therein.

33.	We note the reference to projections by GBE that were used by PJSC in their fairness opinion. Please revise to clarify if the board relied on those projections and if so, please revise to discuss such projections and discuss the basis underlying them.

Please be advised that the Proxy Statement has been revised on pages 72 through 75 to address the Staff’s comment.
Recommendation of Our Board of Directors, page 58

Elaine Wolff, Esq.
Duc Dang, Esq.
United States Securities and Exchange Commission
July 27, 2007

34.	Please provide us with copies of any materials prepared by the financial advisor in connection with its fairness opinion, including, among other things, any “board books,” drafts of fairness opinions provided to the board of directors or special committee, and any summaries of presentations made to the board of directors or special committee. We may have further comment on your disclosure once we have had the opportunity to review those materials.

The Company understands that on July 27, 2007, PJSC supplementally provided the Staff with a copy of the presentation that it prepared and delivered to the special committee of the board of directors of the Company on June 4, 2007. In addition, the Company has been advised by PJSC that other than the presentation referred to in the preceding sentence (a copy of which has been supplementally provided to the Staff), PJSC did not make any presentations to the special committee or otherwise provide the special committee with any written materials (including drafts of the fairness opinion).

35.	To the extent certain financial information, including financial projections, were exchanged among the parties and/or provided to the financial advisor, please provide the staff with copies of all non public information received by the company, their affiliates and representatives that led to the execution of the acquisition agreement. If you conclude that the non public information is not material and therefore need not be disclosed, please provide the basis for that conclusion.

Please be advised that by letter dated the date hereof, the Company has supplementally provided to the Staff, on a confidential basis, the information that it believes is responsive to the Staff’s comment.
Opinion of Peter J. Solomon Company L.P., page 58
36.	Please disclose that PJSC has consented to use of the opinion in the proxy statement and include a revised fairness opinion that contains a consent.

Please be advised that disclosure of PJSC’s consent to use its opinion in the Proxy Statement has been added to page 64 of the Proxy Statement and a revised fairness opinion containing such consent has been filed with the Proxy Statement.
Analysis of Selected Precedent Transactions, page 63

Elaine Wolff, Esq.
Duc Dang, Esq.
United States Securities and Exchange Commission
July 27, 2007

37.	We note a number of the transactions listed here occurred during 2004 and 2005. Please revise to clarify why PJSC believed it was reasonable to compare values from 2004 and 2005 with present real estate values.

PJSC has advised the Company that it considered numerous transactions, including transactions that were consummated during 2004 and 2005, to ensure that it had an adequate market sample for purposes of the selected precedent transaction analysis. PJSC has also advised the Company that in conducting the selected precedent transaction analysis, PJSC took into consideration the fact that real estate valuations have generally increased since 2004. In addition, the Company supplementally advises the Staff that the special committee of the board of directors considered it a positive factor that the aggregate purchase price of the Properties was less than the implied valuation of the Properties based on the selected precedent transaction analysis, notwithstanding the fact that some of the transactions considered were consummated in 2004 and 2005 (i.e., assuming that the valuations of the comparable properties increased since 2004 and 2005, the purchase price to be paid by the Company in the proposed transaction would be more favorable to the Company).
Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro forma Condensed Combined Balance Sheet
38.	Since the Wachovia Mortgage Loans were not in place as of March 31, 2007, please revise to show the financing arrangements as a separate pro forma adjustment.

Please be advised that the Wachovia Mortgage Loans and the acquisition of the Danbury Property were contemplated and executed as simultaneous linked transactions on June 15, 2006. Proceeds from the closing of the Wachovia Mortgage Loan encumbering the Dallas Property and the Rosemont Property were used in the combined closing of the acquisition of the Danbury Property and Wachovia Mortgage Loan. Consequently, the Company respectfully submits that separating the Wachovia Mortgage Loans from the properties may create confusion; however, the Company concurs with the implications of the Staff’s comment that the disclosure could be presented more clearly. Therefore, the balance sheet has been revised such that the Properties (B) column includes all financial information for the encumbered properties, while pro forma transaction information related to the business combination has been moved to the Pro Forma Adjustments (C) column.
Notes to Unaudited Pro Forma Condensed Combined Balance Sheet, page 80

Elaine Wolff, Esq.
Duc Dang, Esq.
United States Securities and Exchange Commission
July 27, 2007

39.	Please disclose a schedule showing the calculation of the purchase price. In this regard, please show by property, the portion of the purchase price attributed to the fair value of the net assets acquired, the debt assumed and the fees incurred (i.e. interest on property acquisition costs, direct costs, acquisition fee payable to GBE, etc.).

Please be advised that footnote (B) has been revised to include a schedule showing the calculation of the Acquisition Consideration (including an acquisition fee payable to GBE) as presented elsewhere in the Proxy Statement and a schedule showing the estimated allocation of the Acquisition Consideration to the assets acquired and liabilities assumed which relates directly to the Properties (B) column.

40.	Reference is being made to footnote (B). We note discrepancies’ between the amount represented as cash and cash equivalents and other assets and its respective amounts presented in the unaudited pro forma condensed combined balance sheet on page 79. Please explain.

Please be advised that since the pro forma transaction information related to the proposed business combination has been moved to the Pro Forma Adjustments (C) column from the Properties (B) column, footnote (B) has been revised to remove the discrepancies noted and footnote (C) has been revised to include the pro forma cash payment of Acquisition Consideration to the proposed business combination.
Unaudited Pro Forma Condensed Combined Statement of Operations, page 82
41.	Provide your basis for including interest and other income within revenues or revise accordingly to reflect these amounts after operating expenses.

Please be advised that the disclosure on pages 91 and 99 of the Proxy Statement has been revised to reflect interest and other income after operating expenses.
Notes to Unaudited Pro forma Condensed Combined Statement of Operations, page 83
Note (B)
42.	We note the historical income statement information for the acquired properties has been adjusted to derive results for the period ended June 30, 2006. Please expand your disclosure to provide a tabular presentation of the historical results by

Elaine Wolff, Esq.
Duc Dang, Esq.
United States Securities and Exchange Commission
July 27, 2007

property as of December 31, 2006 and the adjustments made to obtain the pro forma results for the period ended June 30, 2006 with sufficient footnote references to the assumptions made

Please be advised that Note (B) to the notes to the unaudited pro forma condensed combined statement of operations set forth on pages 92 through 94 of the Proxy Statement has been expanded to provide a tabular presentation of historical results by property as of December 31, 2006 and the adjustments made to obtain the pro forma results for the period ended June 30, 2006, with footnote references to the assumptions made therein.
Notes to Unaudited Pro Forma Condensed Combined Statement of Operations, page 88
43.	Reference is being made to footnote on page 91. We note your disclosure that the statement assumes the IPO occurred on July 1, 2007. Please explain why this statement does not assume that the IPO occurred on July 1, 2006.

Please be advised that the disclosure on page 103 of the Proxy Statement has been revised to correct the typographical error, and it now correctly states that the IPO is assumed to have occurred on July 1, 2006
Business of GBE and Property Acquisition, page 108
44.	We note that Property Acquisition was formed in October of 2006. We also note from earlier disclosure that the idea of GBE warehousing property for you was not introduced until January of 2007. Please revise to clarify the reason Property Acquisition was formed.

Please be advised that disclosure clarifying the reason Property Acquisition was formed has been added to pages 51, 52 and 53 of the Proxy Statement.

45.	It is not clear why the financial disclosure of GBE is relevant to the present transaction. Please revise to clarify.

Please be advised that the financial disclosure of GBE previously on page 120 of the Proxy Statement has been deleted.

46.	We note disclosure on page 109 that the properties were “under leased and under managed.” Please revise to elaborate on the term “under managed”.

Elaine Wolff, Esq.
Duc Dang, Esq.
United States Securities and Exchange Commission
July 27, 2007

Please be advised that the disclosure on page 122 of the Proxy Statement has been revised to elaborate on the term “under managed”.

47.	Please revise to discuss any renovations, repair, or other construction that you may need to undertake when you take possession of the properties.

Please be advised that a discussion has been added on page 122 of the Proxy Statement disclosing the renovations, repairs and other construction that the Company intends to undertake when it takes possession of the properties.
Wachovia Mortgage Loans, page 110
48.	We note the disclosure on page 17 and 19 that the LLC purchase price represents amounts invested in or advanced to Property Acquisition by BGE. If the preliminary price consists of the reserves discussed on pages 110 and 111, please revise to clarify here. Clarify the location of the reserves and confirm if it is part of the assets you will acquire. Are they held by Wachovia on Property Acquisition?

Please be advised that the disclosure on pages 123 and 124 of the Proxy Statement has been clarified with respect to the reserves as well as the location of the reserves, who they are held by and whether or not they are part of the assets to be acquired.

49.	We note the loans are for two year terms with three extension options. Please revise to clarify if there is a cost associated with the exercise of the extension options.

Please be advised that the disclosure on pages 123 and 124 of the Proxy Statement has been revised to clarify the costs associated with the exercise of the extension options.

50.	In the appropriate section, please revise to discuss the ability of the properties to satisfy the interest payments based on their current status. Also, please revise to discuss your ability to satisfy the principal due at maturity.

Please be advised that disclosure has been added to pages 122 and 123 of the Proxy Statement regarding the Company’s ability to satisfy the interest payments as well as the Company’s ability to satisfy the principal amount under the loan that is due at maturity.
Directors and Executive Officers of GERA, page 113
51.	Please revise to discuss your management post business combination.

Elaine Wolff, Esq.
Duc Dang, Esq.
United States Securities and Exchange Commission
July 27, 2007

As noticed in response to the Staff’s comment no. 3 above, at the present time the Company intends, subsequent to the consummation of the proposed business combination, to continue to be externally managed by GBE on the terms and conditions that are in effect as of the date hereof, which are more fully described in the Proxy Statement. Disclosure to this effect has been added to the Sections entitled “Business of the Company Upon Completion of the Business Combination” and “Management of the Company Subsequent to the Business Combination” on pages 115 and 131, respectively, of the Proxy Statement.

52.	Please revise to discuss how you will compensation management post business combination. Since this will be the first time investors are able to review the compensation for management going forward, please refer to Item 402 of Regulation S-K in providing compensation disclosure going forward.

Please be advised that in light of the fact that the Company will continue to be externally managed subsequent to the closing of the proposed business combination, there has been no discussion or determination by the board at the present time as to any compensation for management or the board subsequent to the closing of the business combination, and disclosure to that effect has been added to page 131 of the Proxy Statement.
Beneficial Ownership of Securities, page 118
53.	Please revise to disclose the natural persons that are deemed beneficial owners of the entities listed in this section.

Please be advised that the disclosure on page 133 of the Proxy Statement has been revised to disclose the natural persons that are deemed beneficial owners of the entities listed in the chart on page 132.

54.	Please clarify if the shares underlying the warrants are included in the disclosure in this section where known. If not, please provide the basis for omitting such disclosure.

Footnote (2) on page 132 of the Proxy Statement indicates that shares underlying the warrants are not included in this section because the warrants may not, at the present, be exercised within the next sixty days.
Certain Relationships and Related Party Transactions, page 68

Elaine Wolff, Esq.
Duc Dang, Esq.
United States Securities and Exchange Commission
July 27, 2007

55.	Please revise to disclose terms of the LLC Acquisition Agreement and the costs incurred to date under such Agreement, including property acquisition fees and costs and interest on such costs, and operating loss advances and interest on such advances.

Please be advised that the disclosure on pages 26 and 138 of the Proxy Statement has been revised to disclose the terms of the LLC Acquisition Agreement and, the costs incurred to date under the Agreement including the property acquisition fees and costs and interest on such costs and the any operation loss advances and the interest on such advances have been disclosed on page 10 of the Proxy Statement.
Annex E
56.	We note the limitation on reliance in the penultimate paragraph of the opinion provided by PJSC. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for PJSC’s belief that shareholders cannot rely upon the opinion to support any claims against PJSC arising under applicable state law (e.g., the inclusion of an express disclaimer in PJSC’s engagement letter with the company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to PJSC would have no effect on the rights and responsibilities of either PJSC or the board of directors under the federal securities laws.

Please be advised that a revised opinion deleting the limitation noted by the Staff in the penultimate paragraph of the PJSC’s opinion is attached as Appendix E to the Proxy Statement.
          Should you have any questions concerning the foregoing or should you require documentation or information, please do not hesitate to contact me at 212-223-6700.
Very truly yours,
/s/ Clifford A Brandeis
Clifford A. Brandeis

Elaine Wolff, Esq.
Duc Dang, Esq.
United States Securities and Exchange Commission
July 27, 2007

CAB/ma
cc: Mark E. Rose